

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2017

Hugh S. Griffith
Chief Executive Officer
NuCana plc
10 Lochside Place
Edinburgh, EH12 9RG
United Kingdom

> **Re: NuCana plc**
> **Registration Statement on Form F-1**
> **Filed September 1, 2017**
> **File No. 333-220321**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed 09/01/2017

Notes to the Unaudited Consolidated Interim Financial Statements
10. Share Capital and Share Premium, page F-11

1. We note your adjustment of £42.5 million from share premium to retained earnings as a result of the execution of the solvency statement on June 29, 2017. Tell us how you considered reporting the amounts in question in a separate line item outside of retained earnings, given that the £42.5 million does not represent an accumulation of historical earnings.

<u>Notes to the Consolidated Financial Statements</u>
<u>2. Significant Accounting Policies</u>
<u>Intangible Assets, page F-20</u>

2.   We continue to believe you have not adequately demonstrated that the pattern of expected consumption of the economic benefits of the patents in question can be reliably estimated to match the pattern of the reverse sum-of-the-years-digits amortization methodology you have selected. However, based on your assertion that the amortization expense amounts under the reverse sum-of-the-years digits methodology for these patents is not materially different from the amounts under the straight-line amortization method for the periods presented, we do not object to the amounts presented as amortization expense for these periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Adam Davey, Esq.